

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

George Archos
Chief Executive Officer
Verano Holdings Corp.
415 North Dearborn Street, 4th Floor
Chicago, IL 60654

> **Re: Verano Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed September 8, 2022**
> **File No. 000-56342**

Dear Mr. Archos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom Hughes, Esq.